Amendment

10025981

MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 47939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/08 (MM/DD/YY) AND ENDING 10/1/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

a/
BJ/25

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047939 FINRA Oct 3/10/1995
Eaton Vance Distributors, Inc.
Two International Place
ATTN: Daniel C. Cataldo
Boston, MA 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SEC Mail Processing Section
DEC 30 2009
Washington, DC
112

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 39,830

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1/8/09
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 39,680

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 39,680

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 39,680

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Eaton Vance Distributors, Inc.
(Name of Corporation, Partnership or other organization)

Daniel C. Cataldo
(Authorized Signature)

Dated the 22 day of December, 2009.

VP, Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending October 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 147,244,114
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(61,551,950)
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Intercompany service agreement income and interest earned on intercompany note	(69,760,314)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	(131,312,264)
2d. SIPC Net Operating Revenues	$ 15,931,850
2e. General Assessment @ .0025	$ 39,830 (to page 1 but not less than $150 minimum)

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

To the Board of Directors of Eaton Vance Distributors, Inc.
Two International Place
Boston, MA 02110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to October 31, 2009, which were agreed to by Eaton Vance Distributors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from November 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to October 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

December 22, 2009

SERVICE AGREEMENT

This Service Agreement ("Agreement") is dated as of November 1, 2002, between EATON VANCE MANAGEMENT ("EVM") and EATON VANCE DISTRIBUTORS, INC. ("EVD").

WHEREAS, EVD's principal business activity is to act as the principal underwriter or sole distributor for shares of various Eaton Vance funds ("Funds"); and

WHEREAS, as such principal underwriter or sole distributor, EVD is entitled to receive selling income in the form of sales commissions and related fees from the Funds or their shareholders, but also is obligated to incur operating expenses that may exceed its income or, if it does exceed such income, may result in profits that are insufficient to warrant its sales efforts; and

WHEREAS, EVM and certain of its affiliates provide investment management services to the Funds and receive asset based compensation for such services that is enhanced by the underwriting and distribution services provided by EVD; and

WHEREAS, EVM provides financing and administrative services for EVD and, as the owner of all of the stock of EVD, bears the ultimate business risk of EVD's operations; and

WHEREAS, EVM wishes to ensure that EVD's profitability is sufficient to support its operations;

NOW, THEREFORE, in consideration of the premises and for other due and adequate consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. EVD will continue to provide services as principal underwriter and sole distributor to the Funds in accordance with the terms of such distribution or similar agreements as are now in effect, or may from time to time be entered into, by and between EVD and such Funds or the investment companies of which the Funds are a part. In no event shall this agreement alter or diminish EVD's duties and responsibilities to the Funds pursuant to such agreements.

2. On the 20th business day of each month (or such other day as may hereafter be agreed to between EVM and EVD) (the "Payment Date"), EVM shall pay to EVD an amount equal to: (a) 102% of EVD's operating expenses during the preceding calendar month, less (b) EVD's operating income during such preceding calendar month.

3. For purposes of this Agreement, EVD's operating expenses and operating income shall be determined in accordance with generally accepted accounting principles. EVD shall

provide such computations and such records as EVM may reasonably request to evidence and support all such determinations.

4. Any and all payments to be made by EVM or EVD pursuant to this Agreement shall be made on the Payment Date in such manner as may be agreed upon by the parties.

5. Unless earlier terminated by the mutual, written consent of EVD and EVM, this Agreement shall remain in effect until the later of 30 days following delivery of a termination notice to the non-terminating party.

6. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts and shall be binding upon, and inure to the benefit of, the parties hereto and their respective permitted assigns. Neither party shall assign its rights or obligations under this Agreement without the consent of the other party except in connection with any merger, consolidation or sale or disposition of all or substantially all of the assets of the assigning party with or to another entity. This Agreement constitutes the entire agreement among the parties concerning the subject matter hereof and supersedes any prior agreements among the parties relating to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, or other authorized signatories as of the date first above written.

EATON VANCE MANAGEMENT

By: William M. Steul
William M. Steul
Vice President & Treasurer

EATON VANCE DISTRIBUTORS, INC.

By: Daniel C. Cataldo
Daniel C. Cataldo
Vice President & Treasurer

TERM NOTE

$27,500,000 December 2008

FOR VALUE RECEIVED, the undersigned Eaton Vance Management with a place of business at 255 State Street, Boston, Massachusetts 02110 (hereinafter referred to as the "Borrower"), promises to pay to the order of Eaton Vance Distributors, Inc. (together with any subsequent holders of this Note, the "Lender"), at its office at 255 State Street, Boston, Massachusetts 02110, or at such other place as the Lender may from time to time designate in writing, the principal sum of

TWENTY SEVEN MILLION AND FIVE HUNDRED THOUSAND DOLLARS

($27,500,000) together with interest on the unpaid principal balance hereof from time to time at an interest rate per annum equal to one and thirty six one-hundredths percent (1.36%). Such interest shall accrue monthly and shall be due and payable quarterly in arrears on the last day of each quarter commencing on March 31, 2009, in the amount then accrued and unpaid. In the absence of demonstrable error, the books and records of the Lender shall constitute conclusive evidence of the unpaid principal balance hereof from time to time.

If not sooner paid, all outstanding principal and accrued and unpaid interest thereon shall be paid to the Lender on December 31, 2009.

This Note may be prepaid, in whole or from time to time in part, at any time, without premium or penalty. The principal amount prepaid, if any, may not at any time be reborrowed.

All payments hereunder shall be payable in lawful money of the United States which shall be legal tender for public and private debts at the time of payment. Interest shall be calculated on a year consisting of 365 days and payable for the actual number of days elapsed (including the first day but excluding the last day), including any time extended by reason of Saturdays, Sundays and holidays. All payments shall be applied first to any costs and expenses of the Lender due hereunder, then to interest due hereunder, and any balance shall be applied in the manner as set forth above and the remainder shall be applied in reduction of principal in the inverse order of maturities.

Notwithstanding any other provision hereof, the Borrower shall not be required to pay any amount pursuant hereto which is in excess of the maximum amount permitted under applicable law. It is the intention of the parties hereto to conform strictly to any applicable usury law, and it is agreed that if any amount contracted for, chargeable or receivable under this Note shall exceed the maximum amount permitted under any such law, any such excess shall be deemed a mistake and cancelled automatically and, if theretofore paid, shall be refunded to the Borrower or, at the Lender's option, shall be applied as set forth above.

It is expressly agreed that the occurrence of any one or more of the following shall constitute an "Event of Default" hereunder: (a) any failure to pay any amount or installment of interest or principal and interest whereon the same is payable as above expressed, and such failure shall continue for a period of fifteen (15) days without having been duly cured after written notice; or (b) the Borrower shall be involved in financial difficulties as evidenced by: (1) its commencement of a voluntary case under Title 11 of the United States Code as from time to time in effect, or its authorizing, by appropriate proceedings, the commencement of such a voluntary case; (2) its filing an answer or other pleading admitting or failing to deny the material allegations of a petition filed against it commencing an involuntary case under said Title 11, or seeking, consenting to or acquiescing in the relief therein provided, or by its failing to controvert timely the material allegations of any such petition; (3) the entry of an order for relief in any involuntary case commenced under said Title 11; (4) its seeking relief as a debtor under any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors, or its consenting to or acquiescing in such relief; (5) the entry of an order by a court of competent jurisdiction (i) finding it to be bankrupt or insolvent, (ii) ordering or approving its liquidation, reorganization or any modification or alteration of the rights of creditors, or (iii) assuming custody of, or appointing a receiver or other custodian for, all or a substantial part of its property; or (6) its making an assignment for the benefit of, or entering into a composition with, its creditors, or appointing or consenting to the appointment of a receiver or other custodian for all or a substantial part of its property. If any such Event of Default hereunder shall occur, the Lender may, at its option, declare to be immediately due and payable the then outstanding principal balance under this Note, with all accrued and unpaid interest thereon, and all other amounts payable to the Lender hereunder, whereupon all such amounts shall become and be due and payable immediately. The failure of the Lender to exercise said option to accelerate shall not constitute a waiver of the right to exercise the same at any other time.

The Borrower will pay on demand all costs and expenses, including reasonable attorneys' fees, incurred or paid by the Lender in enforcing or collecting any of the obligations of the Borrower hereunder.

All notices required or permitted to be given hereunder shall be in writing and shall be effective when mailed, postage prepaid, by registered or certified mail, addressed in the case of the Borrower to it at 255 State Street, Boston, Massachusetts 02110, Attention: Robert J. Whelan, Chief Financial Officer, and in the case of the Lender to it 255 State Street, Boston, Massachusetts 02110, Attention: Robert J. Whelan, Chief Financial Officer, or to such other address as either the Borrower or the Lender may from time to time specify by like notice.

All of the provisions of this Note shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns. This Note shall be interpreted in accordance with and governed by the laws of The Commonwealth of Massachusetts without regard to choice of law principles. Any action or suit in connection with this Note may be brought in a court of record in Boston, Massachusetts, the Borrower, and, by accepting this Note, the Lender hereby irrevocably submitting and consenting to the non-exclusive jurisdiction of each thereof, and each party irrevocably waives, to the

fullest extent it may effectively do so under applicable law, any objection it may have or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and claim that the same has been brought in an inconvenient forum. Service of process may be made on the other party by mailing a copy of the summons to such party, by registered mail, at its address to be used for the giving of notices under this Note. IN THE EVENT OF ANY LITIGATION IN CONNECTION WITH THIS NOTE, THE BORROWER AND THE LENDER KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

The Borrower and every endorser and guarantor hereof hereby consents to any extension of time of payment hereof, release of all or any part of the security for the payment hereof, or release of any party liable for this obligation, and waives presentment for payment, demand, protest and notice of dishonor. Any such extension or release may be made without notice to the Borrower and without discharging its liability.

IN WITNESS WHEREOF, the Borrower has executed and delivered this Note, under seal, on the day and year first above written.

Eaton Vance Management

By:____________________________
Robert J. Whelan
Vice President